Exhibit 99.1

Baidu Announces Second Quarter 2022 Results

BEIJING, China, August 30, 2022 –Baidu, Inc. (NASDAQ: BIDU and HKEX: 9888) (“Baidu” or the “Company”), a leading AI company with strong Internet foundation, today announced its unaudited financial results for the second quarter ended June 30, 2022.

“Despite a challenging macro environment caused by Covid-19, Baidu Core generated RMB23.2 billion in revenues in the second quarter, while Baidu AI Cloud revenues maintained rapid growth momentum of 31% year over year and 10% quarter over quarter,” said Robin Li, Co-founder and CEO of Baidu. “Apollo Go further solidified its position as the world’s largest autonomous ride-hailing service provider. Apollo Go completed 287K rides in the second quarter, and accumulated one million rides on July 20, becoming an important alternative means of people’s everyday travel in the Yizhuang region of Beijing. Moreover, in a momentous landmark, Apollo Go became the first provider to offer fully driverless ride-hailing services – i.e. completely without human drivers present in the car - on open roads in Chongqing and Wuhan, allowing us to further scale up our operations at an accelerated pace.”

“Baidu Core delivered a non-GAAP operating margin of 22% in the second quarter, up from 17% in the first quarter of 2022, as we continued to optimize our costs and enhance operational efficiency,” said Rong Luo, CFO of Baidu. “Going forward, we remain committed to quality revenue growth and sustainable business models.”

Second Quarter 2022 Financial Highlights1

	Baidu, Inc.
(In millions except per ADS, unaudited)	Q2 2021	Q1 2022	Q2 2022		YOY	QOQ
	RMB	RMB	RMB	US$
Total revenues	31,350	28,411	29,647	4,426	(5%)	4%
Operating income	3,463	2,601	3,400	508	(2%)	31%
Operating income (non-GAAP) [2]	5,653	3,996	5,493	820	(3%)	37%
Net (loss) income to Baidu	(583)	(885)	3,637	543	—	—
Net income to Baidu (non-GAAP) [2]	5,359	3,879	5,541	827	3%	43%
Diluted (loss) earnings per ADS	(1.70)	(2.87)	9.97	1.49	—	—
Diluted earnings per ADS (non-GAAP) [2]	15.41	11.22	15.79	2.36	2%	41%
Adjusted EBITDA [2]	7,295	5,499	7,054	1,053	(3%)	28%
Adjusted EBITDA margin	23%	19%	24%	24%

[1]

Unless otherwise noted, RMB to USD was converted at an exchange rate of RMB6.6981 as of June 30, 2022, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Translations are provided solely for the convenience of the reader.

[2]	Non-GAAP measures are defined in the Non-GAAP Financial Measures section (see also “Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures” for more details).

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	Baidu Core
(In millions, unaudited)	Q2 2021	Q1 2022	Q2 2022		YOY	QOQ
	RMB	RMB	RMB	US$
Total revenues	24,041	21,378	23,160	3,458	(4%)	8%
Operating income	4,619	2,524	3,246	485	(30%)	29%
Operating income (non-GAAP) [2]	6,467	3,686	5,121	765	(21%)	39%
Net income (loss) to Baidu Core	172	(963)	3,716	555	2060%	—
Net income to Baidu Core (non-GAAP) [2]	5,942	3,804	5,449	814	(8%)	43%
Adjusted EBITDA[2]	7,991	5,106	6,597	985	(17%)	29%
Adjusted EBITDA margin	33%	24%	28%	28%

Operational Highlights

Corporate

•	Forbes China placed Baidu on its 2022 China ESG 50 list.

AI Cloud

•	Baidu AI Cloud was again ranked the No. 1 AI cloud provider, according to IDC’s second half of 2021 report on China’s public cloud market report, issued in June 2022.

•	Baidu ACE smart transportation has been adopted by 51 cities, up from 20 cities a year ago, based on contract value of over RMB10 million, as of the end of the second quarter of 2022.

Intelligent Driving

•	Apollo Go, Baidu’s autonomous ride-hailing service, continued its solid progress in scaling operations.

•	Apollo Go provided 287K rides in the second quarter of 2022. On July 20, 2022, Apollo Go reached one million accumulated rides, serving passengers on open roads.

•

Apollo Go started offering fully driverless ride-hailing services on open roads and received the permits to collect fees from the passengers in Chongqing and Wuhan on August 8, 2022. This has made Apollo Go the first and only of its kind in China to provide ride-hailing services completely without human drivers present in the car.

•	Apollo Go was granted the permits to charge fees for the driverless ride-hailing services on public roads of the Yizhuang region of Beijing on July 20, 2022.

•

Apollo Go expanded into Hefei (Anhui) on July 11, 2022 and Chengdu (Sichuan) on July 22, 2022, and is now available in more than ten cities in China, including all the tier-1 cities (Beijing, Shanghai, Guangzhou, Shenzhen) and other major cities.

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•

Baidu unveiled its 6th generation robotaxi vehicle Apollo RT6 in July 2022. RT6 is the first steering wheel-free, all electric model designed for fully driverless autonomous driving. Apollo RT6 is distinct from the previous generations that had otherwise been retrofitted on conventional vehicles.

Other Growth Initiatives

•	Xiaodu continued to be ranked No.1 in smart speaker shipments in China for 1Q22, according to IDC and Canalys.

Mobile Ecosystem

•	In June, Baidu App’s MAUs reached 628 million, up 8% year over year, and daily logged in users reached 84%.

•	Revenue from Managed Page grew by 10% year over year and reached 49% of Baidu Core’s online marketing revenue in the second quarter of 2022.

iQIYI

•	iQIYI’s average daily number of total subscribing members for the quarter was 98 million, compared to 99 million for the second quarter of 2021 and 101 million for the first quarter of 2022.

Second Quarter 2022 Financial Results

Total revenues were RMB 29.6 billion ($4.43 billion), decreasing 5% year over year.

•

Revenue from Baidu Core was RMB 23.2 billion ($3.46 billion), decreasing 4% year over year; online marketing revenue was RMB 17.1 billion ($2.55 billion), decreasing 10% year over year primarily due to the resurgence of Covid-19 in certain cities in China, and non-online marketing revenue was RMB 6.1 billion ($906 million), up 22% year over year, driven by cloud and other AI-powered businesses.

•	Revenue from iQIYI was RMB 6.7 billion ($994 million), decreasing 13% year over year.

Cost of revenues was RMB 15.2 billion ($2.27 billion), decreasing 5% year over year, primarily due to the decrease in content costs, partially offset by the increase in personnel related expense and other costs related to new AI business.

Selling, general and administrative expenses were RMB 4.8 billion ($714 million), decreasing 16% year over year, primarily due to a decrease in channel spending and promotional marketing.

Research and development expense was RMB 6.3 billion ($939 million), which was basically flat from last year.

Operating income was RMB 3.4 billion ($508 million). Baidu Core operating income was RMB 3.2 billion ($485 million), and Baidu Core operating margin was 14%. Non-GAAP operating income was RMB 5.5 billion ($820 million). Non-GAAP Baidu Core operating income was RMB 5.1 billion ($765 million), and non-GAAP Baidu Core operating margin was 22%.

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Total other income, net was RMB 151 million ($23 million), compared to a total other loss of RMB 2.4 billion last year, which included a fair value loss of RMB 3.1 billion from long-term investments. In the second quarter of 2022, we recognized a fair value gain of RMB 536 million. A significant portion of long-term investments, including but not limited to investments in equity securities of public and private companies, private equity funds and digital assets, is subject to quarterly fair value adjustments, which may contribute to net income volatility in future periods.

Income tax expense was RMB 25 million ($4 million), decreasing 99% year over year, primarily due to the reversal of certain tax expenses accrued for 2021 based on the 2021 tax return filed in the second quarter of 2022 and an increase in deduction on certain expenses that were considered non-deductible in the second quarter of 2021.

Net income attributable to Baidu was RMB 3.6 billion ($543 million), and diluted earnings per ADS was RMB 9.97 ($1.49). Net income attributable to Baidu Core was RMB 3.7 billion ($555 million). Non-GAAP net income attributable to Baidu was RMB 5.5 billion ($827 million). Non-GAAP diluted earnings per ADS was RMB 15.79 ($2.36). Non-GAAP net income attributable to Baidu Core was RMB 5.4 billion ($814 million), and non-GAAP net margin for Baidu Core was 24%.

Adjusted EBITDA was RMB 7.1 billion ($1.05 billion) and adjusted EBITDA margin was 24%. Adjusted EBITDA for Baidu Core was RMB 6.6 billion ($985 million) and adjusted EBITDA margin for Baidu Core was 28%.

As of June 30, 2022, cash, cash equivalents, restricted cash and short-term investments were RMB 189.4 billion ($28.28 billion), and cash, cash equivalents, restricted cash and short-term investments excluding iQIYI were RMB 184.5 billion ($27.55 billion). Free cash flow was RMB 5.5 billion ($823 million), and free cash flow excluding iQIYI was RMB 5.5 billion ($826 million).

Conference Call Information

Baidu’s management will hold an earnings conference call at 8.00AM on August 30, 2022, U.S. Eastern Time (8.00PM on August 30, 2022, Beijing Time).

Please register in advance of the conference call using the link provided below. It will automatically direct you to the registration page of “Baidu Inc Q2 2022 Earnings Conference Call”. Please follow the steps to enter your registration details, then click “Register”. Upon registering, you will then be provided with the dial-in number, the passcode, and your unique access PIN. This information will also be emailed to you as a calendar invite.

For pre-registration, please click

https://s1.c-conf.com/diamondpass/10024320-jfgv94.html

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In the 10 minutes prior to the call start time, you may use the conference access information (including dial-in number(s), the passcode and unique access PIN) provided in the calendar invite that you have received following your pre-registration.

Additionally, a live and archived webcast of this conference call will be available at https://ir.baidu.com.

About Baidu

Founded in 2000, Baidu’s mission is to make the complicated world simpler through technology. Baidu is a leading AI company with strong Internet foundation, trading on NASDAQ under “BIDU” and HKEX under “9888”. One Baidu ADS represents eight Class A ordinary shares.

Contacts

Investors Relations, Baidu, Inc.

Tel: +86-10-5992-8888

Email: ir@baidu.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, Baidu’s and other parties’ strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Baidu’s growth strategies; its future business development, including development of new products and services; its ability to attract and retain users and customers; competition in the Chinese Internet search and newsfeed market; competition for online marketing customers; changes in the Company’s revenues and certain cost or expense items as a percentage of its revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese-language Internet search and newsfeed market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers, and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission, and announcements on the website of the Hong Kong Stock Exchange. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

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Non-GAAP Financial Measures

To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following non-GAAP financial measures: non-GAAP operating income (loss), non-GAAP operating margin, non-GAAP net income attributable to Baidu, non-GAAP net margin, non-GAAP diluted earnings per ADS, adjusted EBITDA, adjusted EBITDA margin and free cash flow. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Baidu believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain items that may not be indicative of its recurring core business operating results, such as operating performance excluding non-cash charges or non-operating in nature. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical performance and liquidity. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Non-GAAP operating income represents operating income excluding share-based compensation expenses, amortization and impairment of intangible assets resulting from business combinations and contingent loss pertaining to legal proceeding in relation to former advertising agencies and iQIYI’s non-recurring employee severance costs.

Non-GAAP net income attributable to Baidu represents net income attributable to Baidu excluding share-based compensation expenses, amortization and impairment of intangible assets resulting from business combinations, contingent loss pertaining to legal proceeding in relation to former advertising agencies, iQIYI’s non-recurring employee severance costs, disposal gain or loss, impairment of long-term investments, fair value change of long-term investments, charitable donation from Baidu, adjusted for related income tax effects. Baidu’s share of equity method investments for these non-GAAP reconciling items, amortization and impairment of intangible assets not on the investees’ books, accretion of their redeemable non-controlling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per shares, adjusted for related income tax effects, are also excluded.

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Non-GAAP diluted earnings per ADS represents diluted earnings per ADS calculated by dividing non-GAAP net income attributable to Baidu, by the weighted average number of ordinary shares expressed in ADS. Adjusted EBITDA represents operating income excluding depreciation, amortization and impairment of intangible assets resulting from business combinations, contingent loss pertaining to legal proceeding in relation to former advertising agencies, iQIYI’s non-recurring employee severance costs, and share-based compensation expenses.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measure”.

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Baidu, Inc.

Condensed Consolidated Statements of (Loss) Income

(In millions except for per share (or ADS) information, unaudited)

	Three Months Ended				Six Months Ended
	June 30, 2021	March 31, 2022	June 30, 2022	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2022
	RMB	RMB	RMB	US$(2)	RMB	RMB	US$(2)
Revenues:
Online marketing services	20,828	16,929	18,268	2,727	38,922	35,197	5,255
Others	10,522	11,482	11,379	1,699	20,562	22,861	3,413

Total revenues	31,350	28,411	29,647	4,426	59,484	58,058	8,668

Costs and expenses:
Cost of revenues(1)	15,897	15,546	15,171	2,265	30,899	30,717	4,586
Selling, general and administrative(1)	5,707	4,656	4,784	714	10,952	9,440	1,409
Research and development(1)	6,283	5,608	6,292	939	11,381	11,900	1,777

Total costs and expenses	27,887	25,810	26,247	3,918	53,232	52,057	7,772

Operating income	3,463	2,601	3,400	508	6,252	6,001	896
Other income (loss):
Interest income	1,342	1,454	1,525	228	2,575	2,979	445
Interest expense	(845)	(710)	(741)	(111)	(1,668)	(1,451)	(217)
Foreign exchange (loss) gain, net	(36)	(11)	(329)	(49)	120	(340)	(51)
Share of losses from equity method investments	(4)	(408)	(603)	(90)	(155)	(1,011)	(151)
Others, net	(2,887)	(3,286)	299	45	20,475	(2,987)	(446)

Total other (loss) income, net	(2,430)	(2,961)	151	23	21,347	(2,810)	(420)

Income (loss) before income taxes	1,033	(360)	3,551	531	27,599	3,191	476
Income tax expense	2,197	391	25	4	3,731	416	62

Net (loss) income	(1,164)	(751)	3,526	527	23,868	2,775	414
Net (loss) income attributable to noncontrolling interests	(581)	134	(111)	(16)	(1,202)	23	3

Net (loss) income attributable to Baidu	(583)	(885)	3,637	543	25,070	2,752	411

(Loss) earnings per ADS (1 ADS representing 8 Class A ordinary shares):
-Basic	(1.70)	(2.87)	10.06	1.50	73.12	7.23	1.08
-Diluted	(1.70)	(2.87)	9.97	1.49	71.23	7.15	1.07
(Loss) earnings per share for Class A and Class B ordinary shares:
-Basic	(0.21)	(0.36)	1.26	0.19	9.14	0.91	0.14
-Diluted	(0.21)	(0.36)	1.25	0.19	8.90	0.89	0.13
Weighted average number of Class A and Class B ordinary shares outstanding (in millions):
-Basic	2,782	2,767	2,780	2,780	2,737	2,773	2,773
-Diluted	2,782	2,767	2,811	2,811	2,809	2,806	2,806
(1) Includes share-based compensation expenses as follows:
Cost of revenues	112	82	85	13	191	167	25
Selling, general and administrative	483	377	443	67	954	820	122
Research and development	1,521	864	1,493	222	2,470	2,357	352

Total share-based compensation expenses	2,116	1,323	2,021	302	3,615	3,344	499

(2)

All translations from RMB to U.S. dollars are made at a rate of RMB 6.6981 to US$1.00, the exchange rate in effect as of June 30, 2022 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System.

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Baidu, Inc.

Condensed Consolidated Balance Sheets

(In millions, unaudited)

	December 31,	June 30,	June 30,
	2021	2022	2022
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	36,850	42,533	6,350
Restricted cash	10,821	11,148	1,664
Short-term investments, net	143,243	135,753	20,267
Accounts receivable, net	9,981	10,034	1,498
Amounts due from related parties	1,368	1,009	151
Other current assets, net	11,052	9,035	1,350

Total current assets	213,315	209,512	31,280

Non-current assets:
Fixed assets, net	23,027	23,318	3,481
Licensed copyrights, net	7,258	6,783	1,013
Produced content, net	10,951	12,527	1,870
Intangible assets, net	1,689	1,510	225
Goodwill	22,605	22,602	3,374
Long-term investments, net	67,332	74,321	11,096
Amounts due from related parties	3,487	3,473	519
Deferred tax assets, net	2,372	2,998	448
Operating lease right-of-use assets	12,065	10,512	1,569
Other non-current assets	15,933	17,563	2,622

Total non-current assets	166,719	175,607	26,217

Total assets	380,034	385,119	57,497

LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY
Current liabilities:
Short-term loans	4,168	4,100	612
Accounts payable and accrued liabilities	41,384	35,783	5,342
Customer deposits and deferred revenue	13,706	13,027	1,945
Deferred income	97	80	12
Long-term loans, current portion	2	—	—
Convertible notes, current	—	8,013	1,196
Notes payable, current portion	10,505	11,052	1,650
Amounts due to related parties	1,764	1,388	207
Operating lease liabilities	2,862	2,757	413

Total current liabilities	74,488	76,200	11,377

Non-current liabilities:
Deferred income	129	147	22
Deferred revenue	223	267	40
Amounts due to related parties	3,268	3,411	509
Long-term loans	12,629	13,291	1,984
Notes payable	43,120	45,353	6,771
Convertible senior notes	12,652	5,990	894
Deferred tax liabilities	3,286	2,950	440
Operating lease liabilities	5,569	4,957	740
Other non-current liabilities	718	1,816	272

Total non-current liabilities	81,594	78,182	11,672

Total liabilities	156,082	154,382	23,049

Redeemable noncontrolling interests	7,148	7,699	1,149
Equity
Total Baidu shareholders’ equity	211,459	217,113	32,414
Noncontrolling interests	5,345	5,925	885

Total equity	216,804	223,038	33,299

Total liabilities, redeemable noncontrolling interests, and equity	380,034	385,119	57,497

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Baidu, Inc.

Selected Information

(In millions, unaudited)

	Three months ended June 30, 2021 (RMB)					Three months ended March 31, 2022 (RMB)				Three months ended June 30, 2022 (RMB)					Three months ended June 30, 2022 (US$)
	Baidu Core	iQIYI	Elim & adj(2)		Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(2)	Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(2)		Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(2)		Baidu, Inc.
Total revenues	24,041	7,608	(299)		31,350	21,378	7,277	(244)	28,411	23,160	6,657	(170)		29,647	3,458	994	(26)		4,426
YOY										(4%)	(13%)			(5%)
QOQ										8%	(9%)			4%
Costs and expenses:
Cost of revenues (1)	9,289	6,869	(261)		15,897	9,807	5,964	(225)	15,546	10,114	5,248	(191)		15,171	1,511	784	(30)		2,265
Selling, general and administrative (1)	4,526	1,185	(4)		5,707	3,913	745	(2)	4,656	3,990	801	(7)		4,784	595	120	(1)		714
Research and development (1)	5,607	676	—		6,283	5,134	474	—	5,608	5,810	482	—		6,292	867	72	—		939

Total costs and expenses	19,422	8,730	(265)		27,887	18,854	7,183	(227)	25,810	19,914	6,531	(198)		26,247	2,973	976	(31)		3,918

YOY
Cost of revenues										9%	(24%)			(5%)
Selling, general and administrative										(12%)	(32%)			(16%)
Research and development										4%	(29%)			0%
Cost and expenses										3%	(25%)			(6%)
Operating income (loss)	4,619	(1,122)	(34)		3,463	2,524	94	(17)	2,601	3,246	126	28		3,400	485	18	5		508
YOY										(30%)	—			(2%)
QOQ										29%	34%			31%
Operating margin	19%	(15%)			11%	12%	1%		9%	14%	2%			11%
Add: total other (loss) income, net	(2,204)	(226)	—		(2,430)	(3,058)	97	—	(2,961)	442	(291)	—		151	66	(43)	—		23
Less: income tax expense (benefit)	2,167	30	—		2,197	374	17	—	391	(11)	36	—		25	(1)	5	—		4
Less: net income (loss) attributable to NCI	76	19	(676	)(3)	(581)	55	5	74 (3)	134	(17)	13	(107	)(3)	(111)	(3)	2	(15	)(3)	(16)

Net income (loss) attributable to Baidu	172	(1,397)	642		(583)	(963)	169	(91)	(885)	3,716	(214)	135		3,637	555	(32)	20		543

YOY										2060%	(85%)			—
QOQ										—	—			—
Net margin	1%	(18%)			(2%)	(5%)	2%		(3%)	16%	(3%)			12%
Non-GAAP financial measures:
Operating income (loss) (non-GAAP)	6,467	(780)			5,653	3,686	327		3,996	5,121	344			5,493	765	50			820
YOY										(21%)	—			(3%)
QOQ										39%	5%			37%
Operating margin (non-GAAP)	27%	(10%)			18%	17%	4%		14%	22%	5%			19%
Net income (loss) attributable to Baidu (non-GAAP)	5,942	(1,065)			5,359	3,804	162		3,879	5,449	79			5,541	814	11			827
YOY										(8%)	—			3%
QOQ										43%	(51%)			43%
Net margin (non-GAAP)	25%	(14%)			17%	18%	2%		14%	24%	1%			19%
Adjusted EBITDA	7,991	(662)			7,295	5,106	410		5,499	6,597	429			7,054	985	63			1,053
YOY										(17%)	—			(3%)
QOQ										29%	5%			28%
Adjusted EBITDA margin	33%	(9%)			23%	24%	6%		19%	28%	6%			24%
(1) Includes share-based compensation as follows:
Cost of revenues	69	43			112	45	37		82	49	36			85	8	5			13
Selling, general and administrative	274	209			483	257	120		377	339	104			443	51	16			67
Research and development	1,443	78			1,521	804	60		864	1,431	62			1,493	213	9			222

Total share-based compensation	1,786	330			2,116	1,106	217		1,323	1,819	202			2,021	272	30			302

(2)	Relates to intersegment eliminations and adjustments
(3)	Relates to the net income/(loss) attributable to iQIYI noncontrolling interests

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Baidu, Inc.

Condensed Consolidated Statements of Cash Flows

(In millions, unaudited)

	Three months ended June 30, 2021 (RMB)			Three months ended March 31, 2022 (RMB)			Three months ended June 30, 2022 (RMB)			Three months ended June 30, 2022 (US$)
	Baidu excl. iQIYI	iQIYI	Baidu, Inc.	Baidu excl. iQIYI	iQIYI	Baidu, Inc.	Baidu excl. iQIYI	iQIYI	Baidu, Inc.	Baidu excl. iQIYI	iQIYI	Baidu, Inc.
Net cash provided by (used in) operating activities	9,362	(1,426)	7,936	3,039	(1,167)	1,872	7,658	48	7,706	1,143	7	1,150
Net cash (used in) provided by investing activities	(12,220)	58	(12,162)	(2,884)	(67)	(2,951)	(3,027)	(653)	(3,680)	(452)	(97)	(549)
Net cash provided by (used in) financing activities	5,256	801	6,057	(644)	2,046	1,402	877	(334)	543	131	(50)	81
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(342)	(92)	(434)	(183)	(4)	(187)	1,230	75	1,305	184	11	195

Net increase (decrease) in cash, cash equivalents and restricted cash	2,056	(659)	1,397	(672)	808	136	6,738	(864)	5,874	1,006	(129)	877
Cash, cash equivalents and restricted cash
At beginning of period	44,756	7,395	52,151	44,596	3,075	47,671	43,924	3,883	47,807	6,557	580	7,137
At end of period	46,812	6,736	53,548	43,924	3,883	47,807	50,662	3,019	53,681	7,563	451	8,014
Net cash provided by (used in) operating activities	9,362	(1,426)	7,936	3,039	(1,167)	1,872	7,658	48	7,706	1,143	7	1,150
Less: Capital expenditures	(2,435)	(61)	(2,496)	(1,928)	(51)	(1,979)	(2,124)	(66)	(2,190)	(317)	(10)	(327)

Free cash flow	6,927	(1,487)	5,440	1,111	(1,218)	(107)	5,534	(18)	5,516	826	(3)	823

Note: Baidu excl. iQIYI represents Baidu, Inc. minus iQIYI’s consolidated cash flows.

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Baidu, Inc.

Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures

(In millions except for per ADS information, unaudited)

	Three months ended			Three months ended			Three months ended			Three months ended
	June 30, 2021 (RMB)			March 31, 2022 (RMB)			June 30, 2022 (RMB)			June 30, 2022 (US$)
	Baidu Core	iQIYI	Baidu, Inc.	Baidu Core	iQIYI	Baidu, Inc.	Baidu Core	iQIYI	Baidu, Inc.	Baidu Core	iQIYI	Baidu, Inc.
Operating income (loss)	4,619	(1,122)	3,463	2,524	94	2,601	3,246	126	3,400	485	18	508
Add: Share-based compensation expenses	1,786	330	2,116	1,106	217	1,323	1,819	202	2,021	272	30	302
Add: Amortization and impairment of intangible assets(1)	62	12	74	56	16	72	56	16	72	8	2	10
Operating income (loss) (non-GAAP)	6,467	(780)	5,653	3,686	327	3,996	5,121	344	5,493	765	50	820
Add: Depreciation of fixed assets	1,524	118	1,642	1,420	83	1,503	1,476	85	1,561	220	13	233

Adjusted EBITDA	7,991	(662)	7,295	5,106	410	5,499	6,597	429	7,054	985	63	1,053
Net income (loss) attributable to Baidu	172	(1,397)	(583)	(963)	169	(885)	3,716	(214)	3,637	555	(32)	543
Add: Share-based compensation expenses	1,777	330	1,947	1,101	217	1,210	1,815	202	1,916	271	30	286
Add: Amortization and impairment of intangible assets(1)	55	12	62	50	16	59	50	16	59	7	2	9
Add: Disposal (gain) loss	—	(45)	(28)	—	(430)	(216)	(25)	—	(25)	(4)	—	(4)
Add: Impairment of long-term investments	205	2	206	598	183	690	222	11	228	34	2	34
Add: Fair value loss (gain) of long-term investments	3,180	(9)	3,175	3,037	(1)	3,037	(547)	2	(546)	(82)	—	(82)
Add: Reconciling items on equity method investments(2)	190	32	207	456	11	462	403	60	455	61	9	69
Add: Charitable donation from Baidu(3)	—	—	—	—	—	—	136	—	136	20	—	20
Add: Tax effects on non-GAAP adjustments	363	10	373	(475)	(3)	(478)	(321)	2	(319)	(48)	—	(48)

Net income (loss) attributable to Baidu (non-GAAP)	5,942	(1,065)	5,359	3,804	162	3,879	5,449	79	5,541	814	11	827
Diluted (loss) earnings per ADS			(1.70)			(2.87)			9.97			1.49
Add: Accretion of the redeemable noncontrolling interests			0.02			0.31			0.39			0.06
Add: Non-GAAP adjustments to earnings per ADS			17.09			13.78			5.43			0.81

Diluted earnings per ADS (non-GAAP)			15.41			11.22			15.79			2.36

(1)	This represents amortization and impairment of intangible assets resulting from business combinations.
(2)

This represents Baidu’s share of equity method investments for other non-GAAP reconciling items, amortization and impairment of intangible assets not on the investee’s books, accretion of their redeemable noncontrolling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per shares.

(3)	This represents non-recurring charitable donation to discrete events.

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